United States

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities Pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

Commission File Number 0-1125

Madison Gas and Electric Company
(Exact name of registrant as specified in its charter)

Wisconsin
(State of incorporation or organization)

39-0444025
(IRS Employer Identification No.)

133 South Blair Street, Madison, Wisconsin 53703
(Address of principal executive offices)

(608) 252-7000
(Registrant's telephone number)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities Act Registration Statement File Number to Which this Form Relates: None

Securities to be Registered Pursuant to Section 12(b) of the Act: None

Securities to be Registered Pursuant to Section 12(g) of the Act:
Cumulative Preferred Stock, $25 Par Value
(Title of class)

Information Required In Registration Statement

Item 1. Description of Registrant's Securities to be Registered.

This registration statement relates to the registration of cumulative preferred stock, par value $25 per share, of Madison Gas and Electric Company, a Wisconsin corporation (the "Company"), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

General

The authorized capital of the Company consists of 50,000,000 shares of common stock, $1 par value, and 1,175,000 shares of cumulative preferred stock, $25 par value. As of August 9, 2002, there were 17,347,889 outstanding shares of common stock and no outstanding shares of cumulative preferred stock.

Issuance in Series

The Company's Board of Directors is authorized to provide for the issuance of shares of cumulative preferred stock from time to time in series and, as to each series, to fix the designation, dividend rate, voluntary and involuntary liquidation prices, redemption price or prices, sinking fund provisions, if any, and conversion provisions, if any, applicable to the shares of that series. Except for those characteristics as to which the Board of Directors has discretion, all series of the Company's cumulative preferred stock rank equally and are alike in all respects.

Dividend Rights

Holders of the cumulative preferred stock are entitled to receive, as and when declared by the Board of Directors from funds legally available for the payment thereof, cumulative preferential dividends at the rate per annum fixed and determined by the Board of Directors, in preference to shares of the Company's common stock. Dividends on the cumulative preferred stock will be payable quarterly on dates to be established by the Board of Directors. No dividends on the cumulative preferred stock may be declared on shares of any series for any quarterly dividend period or portion thereof unless (i) dividends in full have been or are contemporaneously declared on the cumulative preferred stock of all series then outstanding for the same quarterly dividend period or portion thereof and (ii) the ratios of dividends declared to dividends accumulated for any quarterly dividend period on the shares of each outstanding series of cumulative preferred stock are identical. The holders of the cumulative preferred stock are not entitled to receive any dividends in excess of cumulative dividends and accumulations of dividends do not bear interest.

Optional Redemption and Repurchase Provisions

Except as to the shares of any series of cumulative preferred stock the Board of Directors determines may not be redeemed, the Company may, on not more than 60 nor less than 30 days notice, redeem in whole at any time or in part from time to time any cumulative preferred stock or any series thereof, upon the payment of the applicable redemption price for the shares to be redeemed as fixed by the Company's Board of Directors upon designation of the applicable series. The Restated Articles of Incorporation of the Company provide that, upon the deposit by the Company of the funds necessary for redemption with a bank or trust company, and subject to certain conditions, all rights of the holders of shares of cumulative preferred stock called for redemption (except the right to exercise any then effective privilege of conversion and the right to receive the redemption funds) will terminate before the redemption date.

If and so long as (i) any dividends on shares of any series of cumulative preferred stock for all past quarterly dividend periods shall have not been paid or declared and set apart for payment or (ii) the Company is in default or deficient under any requirement of any sinking fund for any series of cumulative preferred stock, the Company may not purchase, redeem, or otherwise acquire for value any shares of cumulative preferred stock.

Conversion and Sinking Funds

The Company's Board of Directors will fix for each series of cumulative preferred stock the conversion privileges and sinking fund provisions, if any.

Liquidation Rights

The holders of shares of each series of cumulative preferred stock will be entitled to receive, prior to any payment or distribution of the assets of the Company to the holders of the common stock of the Company, (a) upon any voluntary dissolution or liquidation of the Company, (i) an amount equal to the then applicable optional redemption price for the applicable series or (ii) if at the time of the payment or distribution the shares of the applicable series of cumulative preferred stock are not redeemable, the amount, if any, fixed by the Company's Board of Directors in establishing that series of cumulative preferred stock, or (b) upon any involuntary dissolution or liquidation of the Company, $25 per share, plus any accrued but unpaid preferential dividends to the payment date. If the assets distributable upon the dissolution or liquidation of the Company are insufficient to make payment in full to the holders of the cumulative preferred stock, the assets of the Company will be distributed ratably among the holders thereof.

None of (i) the consolidation or merger of the Company with or into any other corporation, (ii) the purchase or redemption of all or any part of the outstanding shares of any class of capital stock of the Company or (iii) the sale or transfer of the property of the Company will be construed to be a dissolution or liquidation of the Company for purposes of the provisions relating to the liquidation preference of the cumulative preferred stock.

Voting Rights

Except as mandatorily required by law and as provided by the terms of the cumulative preferred stock, the holders of shares of cumulative preferred stock, regardless of series, shall have no vote in the affairs of the Company.

Subject to specified exceptions, Section 180.1150 of the Wisconsin Business Corporation Law limits the voting power of shares of a Wisconsin corporation held by a person or persons acting as a group, in excess of 20 percent of the voting power in the election of directors, to 10 percent of the full voting power of those excess shares.

Without the consent of the holders of at least two-thirds of the shares of cumulative preferred stock then outstanding, the Company may not (i) create or authorize any shares of senior stock; (ii) alter or change the relative rights or preferences of any outstanding cumulative preferred stock so as to adversely affect the holders thereof; or (iii) issue, sell or otherwise dispose of shares of cumulative preferred stock or any shares of senior or parity stock (except to retire or in exchange for an equal amount thereof), unless (a) the sum of the common stock capital and surplus accounts of the Company are not less than the total amount of the involuntary liquidation preference for all cumulative preferred stock and all senior or parity stock to be outstanding after the issuance, sale or disposition and (b) the gross income of the Company for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the issuance, sale or disposition is at least one and one-half times the sum of (1) one year's interest (plus all amortization of debt discount and expense and less all amortization of premium, as the case may be) on all interest-bearing indebtedness of the Company and (2) one year's dividends on all cumulative preferred stock and all senior and parity stock to be outstanding after the issuance, sale or disposition. For purposes of clause (ii) above, if the alteration or change will adversely affect the holders of one or more, but not all, series of cumulative preferred stock then outstanding, then only the consent of the holders of two-thirds of the shares of each series so affected is required.

Without the consent of the holders of at least a majority of the shares of cumulative preferred stock then outstanding, the Company may not (i) merge or consolidate with or into any other corporation; or (ii) sell, lease or exchange all or substantially all of its property and assets, unless the fair value of the net assets of the Company after completion of such transaction equals the then involuntary liquidation value of all series of cumulative preferred stock and all senior and parity stock then outstanding.

If at any time the Company is in default in the payment of dividends on the cumulative preferred stock in the amount of four or more full quarterly dividends, the holders of the cumulative preferred stock, voting as a separate class, may elect either one-fourth of the, or two, whichever is greater, directors of the Company. The right to elect directors will continue until all arrears in the payment of dividends on outstanding shares of cumulative preferred stock have been declared and paid or set aside for payment.

The Company's Restated Articles of Incorporation define "senior stock" as shares of stock of any class ranking prior to shares of cumulative preferred stock as to dividends or upon dissolution or liquidation. The Articles define "parity stock" as shares of stock of any class ranking or parity with, but not prior to, shares of cumulative preferred stock as to dividends or upon dissolution or liquidation.

Preemptive Rights

Holders of the cumulative preferred stock have no preemptive rights to purchase any securities of the Company.

Transfer Agent and Registrar

The Company is the transfer agent and registrar for the cumulative preferred stock.

Miscellaneous

Shares of cumulative preferred stock, when issued by the Company upon receipt of consideration thereof, will be fully paid and non-assessable. However, in accordance with Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, shareholders of the Company may be personally liable for an amount equal to the par value of their stock for all debts owing to the Company's employees for services performed, but not exceeding six months' service in any one case.

Item 2. Exhibits

Exhibit No.	Exhibit Description
3.1	Restated Articles of Incorporation of Madison Gas and Electric Company are incorporated herein by reference to Exhibit 3.(i) to Madison Gas and Electric Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-1125).

3.2	Bylaws of Madison Gas and Electric Company (as amended through September 21, 2001) are incorporated herein by reference to Exhibit 3.2 to Madison Gas and Electric Company's Registration Statement on Form S-3 (Registration No. 333-71038).

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Madison Gas and Electric Company
Date: August 9, 2002	/s/ Jeffrey C. Newman
Vice President and Treasurer